Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following is a letter sent to employees of DigitalGlobe, Inc. on February 24, 2017.

DGI-MDA Team Member Letter

February 24, 2017

Dear Team,

Today marks a significant milestone for our company. I am pleased to share with you that moments ago we announced that DigitalGlobe has agreed to combine with SSL MDA Holdings, the U.S. operating company of MacDonald, Dettwiler and Associates Ltd. (“MDA”). The combination of our companies represents an opportunity to create a leading provider of satellites, Earth imagery, geospatial data solutions and analytics. The press release issued this morning is attached to this email.

DigitalGlobe’s best-in-class imagery and advanced geospatial expertise is a natural complement to SSL’s radar-satellite systems and services. By bringing together SSL and DigitalGlobe’s highly complementary businesses, the combined entity will benefit from having a portfolio of end-to-end capabilities and solutions. We have gotten to know SSL well through their involvement as one of the bidders for Legion. In addition, we have competencies in acquiring and operating the industry’s most capable electro-optical imaging satellites, and that was one of the positives that SSL has recognized. Together with SSL, we will be even better positioned to support the U.S. Government and our International Defense & Intelligence and commercial customers with new and enhanced multi-source solutions and value-added services for their most demanding mission requirements.

SSL, based in Palo Alto, CA, is a recognized global leader in communications satellite design and manufacturing. SSL’s global customers operate more than 85 communications satellites in geostationary orbit. SSL also produces small satellites for Earth observation and communications applications. In addition, SSL executes programs for NASA and other U.S. government agencies. MDA has been pursuing a U.S. Access plan strategy, and the combination with DigitalGlobe is a natural step in the execution of that strategy. In addition, the ultimate parent of DigitalGlobe will be incorporated in the U.S. by the end of 2019, subject to customary approvals.

We believe this transaction is an exciting win-win for DigitalGlobe, SSL and our respective key stakeholders: it positions DigitalGlobe to reach our next phase of growth and enhances our customer offerings; it diversifies revenue mix and reduces dependency on any one customer or contract; our team members will have the opportunity to benefit from being part of a larger, more diversified company; and our shareowners will receive immediate cash value for their shares as well as further upside through ownership in the combined entity.

The transaction has not yet closed and is subject to the approval of MDA and DigitalGlobe shareowners and the satisfaction of customary closing conditions, including applicable regulatory approvals. Until the transaction is closed, which is expected to occur in the second half of 2017, DigitalGlobe and SSL will remain separate companies. In short, everything remains business as usual and it is important that each and every member of our team remain focused on our daily responsibilities and continue to provide the high-quality imagery, information, and insight that allow our customers to make decisions with confidence every day.

My commitment to you is that we will keep you informed throughout this process by sharing what we can when we can and that our board and management team are approaching this opportunity with a focus on doing the right thing for our shareowners, customers and team members as well as the long-term success of our business. I look forward to providing you more information and answering your questions at an all hands meeting scheduled at 10:00 am MT today.

Following the closing of the transaction, the combined company will be led by Howard L. Lance, current president and chief executive officer of MDA and president and chief executive officer of SSL. Mr. Lance has extensive experience in the global aerospace, defense and security markets. He will help guide and inform the transition and will position the combined company to capture growing demand for end-to-end space systems solutions.

DigitalGlobe will operate as a standalone division under SSL MDA Holdings, maintaining its name, brand and headquarters in Westminster, along with its commitment to the essence of our Purpose, Vision and Values. We will also continue to have a strong Washington, D.C. presence via our Services offices in Herndon, Chantilly and Arlington and maintain our office in Tampa. In addition, three of DigitalGlobe’s directors are expected to join the MDA Board of Directors. Additional details regarding the structure of the combined entity will be communicated as we get closer to completing the transaction.

As you can imagine, this announcement may lead to inquiries from the press, investors and customers. Consistent with company policy, please forward any inquiries from shareowners or analysts to Patrick Elliott at 303.684.1378 or patrick.elliott@digitalglobe.com, and any media inquiries to Turner Brinton at 303.684.4545 or turner.brinton@digitalglobe.com. In addition, in order to comply with the legal requirements of the transaction, you should not tweet, post, or otherwise communicate anything about this transaction without prior authorization.

On behalf of our Board of Directors and the entire management team, thank you for your steadfast commitment to our Purpose, Vision and Values. I am so proud of what we have accomplished together, and look forward to all that we will achieve together with SSL in the years ahead as a larger, stronger, more capable and more diversified company dedicated to our customers’ mission success and our Purpose of Seeing a Better World.

Sincerely,

Jeffrey R. Tarr

Chief Executive Officer

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of

Macdonald, Dettwiler and Associates Ltd. (“MDA”).  In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders.  The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER.  Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3.  Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders.  The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER.  Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger.  However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger.  Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016.  Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.

Special Note Regarding Forward Looking Statements

Certain statements contained herein, including statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements.  Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2015.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.